Exhibit 99.1

FOR IMMEDIATE RELEASE

AutoChina International Reports 2014 Third Quarter and Nine Month Financial Results

Shijiazhuang, Hebei Province, China – December 22, 2014 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), a leading provider of innovative financing solutions for China’s transportation industry, today reported financial results for the third quarter and nine months ended September 30, 2014.

Q3 2014 Operational Highlights

•	3,409 commercial vehicles leased in third quarter of 2014, a 7.6% increase from 3,166 in prior-year period
•	Of the 3,409 vehicles leased, 1,254 trucks were leased through AutoChina’s store network, and 2,155 trucks were leased through AutoChina’s peer stores.
•	During the third quarter of 2014, the Company established five additional commercial vehicle sales, servicing, leasing and support centers, and also closed five centers, with 554 total locations as of September 30, 2014.

Q3 2014 Financial Highlights (comparisons are year over year)

•	Total revenues of $179.7 million, up 1.9% from $176.4 million
•	Gross profit of $21.4 million, up 14.8% from $18.6 million
•	Net income of $3.0 million, or $0.13 per diluted share, compared to $3.3 million, or $0.14 per diluted share, primarily as a result of increased interest expenses
•	Adjusted EBITDA of $12.2 million, an increase of 36.1% from $9.0 million

Nine Months 2014 Financial Highlights (comparisons are year over year)

•	Total revenues of $591.3 million, up 40.8% from $419.8 million, largely due to the increase in new commercial vehicle leases initiated during the first nine months of 2014
•	Gross profit of $65.8 million, up 29.0% from $51.0 million
•	Net income of $4.8 million, or $0.20 per diluted share, compared to $8.0 million, or $0.34 per diluted share, primarily as a result of the one-time litigation expenses incurred to settle the SEC lawsuit in first quarter 2014
•	Adjusted EBITDA of $34.4 million, an increase of 48.1% from $23.2 million

Management Comments

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We continue to be pleased with the steady growth in our truck-leasing business. The 2014 third quarter was the first full quarter in which our new peer stores business operated, and it was a significant contributor to our total number of commercial vehicles leased during the period. Our third quarter 2014 revenues were impacted by the significant portion of commercial vehicles leased through our peer stores business, which decreases the average price per vehicle as trucks leased through the peer stores typically are leased without a trailer while trucks leased directly through AutoChina’s store network are usually leased with a trailer. We are pleased with the positive initial reception of our peer stores business and look forward to growing our network of peer stores in the coming months. In a highly fragmented market like China’s heavy truck industry, we are confident in this strategy for expanding our customer base in China.”

Mr. Li continued, “We also continue to explore ways in which we can better serve our customers, which led to our introduction of K-Pay, AutoChina’s electronic payment platform, and K-Lend, a peer-to-peer lending platform. We understand that it can be very difficult for small business owners to receive a line of credit from a bank, or other traditional ways of financing a business. With K-Pay and K-Lend, we are hoping to fill our customers’ needs and making it more convenient for them to operate their businesses with support from AutoChina and others within the transportation industry. We expect to launch both of these platforms before the end of 2014.”

Operations – Heavy Truck Sales

The Company leased 3,409 commercial vehicles in the third quarter of 2014, compared to 3,166 in the prior-year period. Of the 3,409 vehicles leased during the 2014 third quarter, 1,254 trucks were leased through AutoChina’s store network, and 2,155 trucks were leased through AutoChina’s peer stores. At September 30, 2014, the Company had 20,932 leased vehicles under its sales-type leasing program.

During the quarter, the Company repossessed 91 vehicles whose lessees had defaulted on installment payments, sold 110 repossessed vehicles (repossessed in the quarter or in prior periods), and recorded seven vehicles as losses during the three months ended September 30, 2014. In comparison, there were 173 vehicles repossessed, 230 vehicles sold and 11 loss vehicles recorded in the quarter ended September 30, 2013.

AutoChina International Ltd.	Page 2
December 22, 2014

Details of the vehicles leased are as follows:

Number of Vehicles Leased

Balance at January 1, 2013	15,078
New leases recorded in the year ended December 31, 2013	11,902
Vehicles repossessed or loss to accident in 2013	(782)
Vehicles transferred to customers at the end of lease term in 2013	(11,203)
Balance at December 31, 2013	14,995
New leases recorded in the nine months ended September 30, 2014	10,828
Vehicles repossessed or loss due to accident in the first nine months of 2014	(545)
Vehicles returned to lessee upon settling the outstanding installment	232
Vehicles transferred to customers at the end of lease term in first nine months of 2014	(4,578)
Balance at September 30, 2014	20,932

Operations – Expansion of Specialty Finance Store Network

During the third quarter of 2014, the Company established five additional commercial vehicle sales, servicing, leasing and support centers, one in Guangdong province, three in Guangxi province, and one in Guizhou province. The Company also closed five centers in the provinces of Hebei, Liaoning, Shanghai, and Zhejiang. As of September 30, 2014, AutoChina operated 554 financing and service centers in 26 provinces. The Company operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

Launch of Peer Stores Business

During the second quarter of 2014, AutoChina began working with third-party commercial vehicle financing stores (“peer stores”) to provide financing to their customers. The first two products to be offered are financing for new commercial vehicle purchases and financing for the insurance and taxes related to the purchase of a new commercial vehicle, which were launched in April 2014 and May 2014, respectively. The Company believes that by working with peer stores it can gain a much larger addressable customer base without investment in additional infrastructure. For example, there are currently over 2,400 peer stores participating in the program, which significantly expands AutoChina’s reach beyond its own existing store network.

New Products – Electronic Payment Platform K-Pay and Peer-to-Peer Lending Platform K-Lend

AutoChina continues to make progress on the development of K-Pay, the electronic payment platform the Company announced in April 2014. K-Pay was developed to provide a convenient method for customers to make electronic payments and for the Company to make credit advances to its customers, allowing customers to pay for their everyday truck-operating needs at participating merchants within the K-Pay network. It is now undergoing trials with a group of more than 2,000 users.

The Company is also developing a new peer-to-peer lending platform called K-Lend, an online marketplace that is anticipated to provide short-term operating capital for small- to medium-sized businesses in the transportation industry. For example, it will allow individuals to purchase loans from their peers, such as AutoChina customers.

AutoChina expects to launch both K-Pay and K-Lend nationwide before the end of 2014.

AutoChina International Ltd.	Page 3
December 22, 2014

Financial Review

2014 Third Quarter

Revenues

•	Total revenues for the third quarter ended September 30, 2014, were $179.7 million, a 1.9% increase from $176.4 million in the prior-year period.

(in thousands)	Three months ended September 30, 2014		Three months ended September 30, 2013
	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Commercial vehicles	$159,795	88.9%	$159,542	90.5%	0.2%
Finance	14,572	8.1%	10,576	6.0%	37.8%
Insurance	3,730	2.1%	6,029	3.4%	(38.1)%
Property lease and management	1,575	0.9%	242	0.1%	550.8%
Total revenues	$179,672	100.0%	$176,389	100.0%	1.9%

•	Commercial vehicle revenue remained flat at $159.8 million, compared to $159.5 million in the prior-year period, primarily as a result of a decrease in average price per vehicle, from $50,400 per vehicle in the 2013 third quarter to $46,900 per vehicle in the 2014 third quarter. The decrease in average price per vehicle is a result of a higher proportion of leases originated by the Company’s new peer stores business, whose trucks typically are leased without a trailer as opposed to trucks leased directly through AutoChina’s own store network, which are usually leased with a trailer.
•	Finance revenue increased 37.8% to $14.6 million, or 8.1% of total revenues, during the third quarter of 2014, from $10.6 million in the prior-year period, as a result of the increase in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect.
•	Insurance revenue was $3.7 million, compared to $6.0 million in the prior-year period, primarily as a result of a decrease in the number of trucks leased directly from AutoChina’s stores during the period as compared to those leased through the Company’s peer stores for which it does not sell the truck insurance.
•	Property lease and management revenue from the Company’s office-leasing business totaled $1.6 million, compared to $242,000 in the prior-year period. This business commenced in April 2013.

Gross Profit/Margin

•	Gross profit increased 14.8% to $21.4 million in the three months ended September 30, 2014, from $18.6 million in the prior-year period.
•	Gross margin increased to 11.9% for the three months ended September 30, 2014, from 10.6% in the prior-year period, primarily due to the higher number of leases outstanding during the period, which results in a higher amount of monthly amortized finance income. Increased property lease and management revenue also contributed to the increase in gross margin.

Net Income

•	Net income was $3.0 million, or $0.13 per diluted share based on 23.7 million diluted weighted average shares outstanding, in the three months ended September 30, 2014, compared to $3.3 million, or $0.14 per share based on 23.6 million diluted weighted average shares outstanding, in the three months ended September 30, 2013.

Adjusted EBITDA

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and the previously mentioned one-time litigation expense, increased 36.1% to $12.2 million for the quarter ended September 30, 2014, compared to $9.0 million in the prior-year quarter.

AutoChina International Ltd.	Page 4
December 22, 2014

Nine Months 2014

Revenues

•	Total revenues for the nine months ended September 30, 2014, were $591.3 million, a 40.8% increase from $419.8 million in the prior-year period.

(in thousands)	Nine months ended September 30, 2014		Nine months ended September 30, 2013
	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Commercial vehicles	$533,430	90.2%	$373,216	88.9%	42.9%
Finance	41,234	7.0%	31,356	7.5%	31.5%
Insurance	13,669	2.3%	15,034	3.6%	(9.1)%
Property lease and management	2,977	0.5%	242	0.1%	1130.2%
Total revenues	$591,310	100.0%	$419,848	100.0%	40.8%

•	Commercial vehicle revenues increased 42.9% to $533.4 million from $373.2 million in the prior-year period, primarily as a result of the increase in new leases initiated during the first nine months of 2014. An increase in average price per vehicle, from $49,000 per vehicle in the first nine months of 2013 to $49,300 per vehicle in the first nine months of 2014, also contributed to the growth in commercial vehicle revenues.
•	Finance revenues increased 31.5% to 41.2 million, or 7.0% of total revenues, during the nine months ended September 30, 2014, compared to $31.4 million in the prior-year period, as a result of an increase in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect.
•	The Company’s insurance-related revenue was $13.7 million, compared to $15.0 million in the prior-year period, primarily due to reasons stated in the 2014 third quarter financial review.
•	Property lease and management revenue from the Company’s office-leasing business totaled $3.0 million during the period, compared to $242,000 in the prior-year period. This business commenced in April 2013.

Gross Profit/Margin

•	Gross profit for the nine months ended September 30, 2014, increased 29.0% to $65.8 million, representing gross margin of 11.1%, a decrease from gross margin of 12.1% for the same period in 2013, which is primarily due to the significantly higher number of new leases established during the first nine months of 2014, which has a lower margin than the monthly amortized finance income. In addition, the launch of the new peer stores business impacted gross margin as leases initiated through the new peer stores business have a lower gross margin than leases initiated through the Company’s own store branch network. Increased property lease and management revenue partially offset the decrease in gross margin.

Net Income

•	Net income for the nine months ended September 30, 2014, was $4.8 million, or $0.20 per share based on 23.8 million diluted weighted average shares outstanding, compared to $8.0 million, or $0.34 per share based on 23.7 million diluted weighted average shares outstanding, in the prior-year period. The decrease in net income was primarily due to a one-time $4.35 million litigation expense incurred to settle the SEC lawsuit in the 2014 first quarter.

Adjusted EBITDA

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and the previously mentioned one-time litigation expense, for the nine months ended September 30, 2014, was $34.4 million, a 48.1% increase from $23.2 million in the prior-year period.

See “Non-GAAP Financial Measures” below for a description of Adjusted EBITDA.

AutoChina International Ltd.	Page 5
December 22, 2014

Balance Sheet Highlights

At September 30, 2014, AutoChina’s cash and cash equivalents (not including restricted cash) were $20.7 million, working capital was $111.6 million, total debt was $327.0 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $256.1 million, compared to $31.4 million, $47.9 million, $295.0 million, and $252.8 million, respectively, at December 31, 2013.

The increase in total debt is largely due to increased financing to support the Company’s increase in total number of sales-type leases. The Company also reported a 33.3% increase in current maturities of net investment in direct financing and sales-type leases during the period.

About AutoChina International Limited

AutoChina International Limited focuses on providing innovative financing solutions for China’s transportation industry. Founded in 2005, we are China’s largest commercial vehicle sales, servicing, leasing, and support network. As of September 30, 2014, the Company owned and operated 554 commercial vehicle financing centers in 26 provinces across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Carolyne Y. Sohn
Chief Financial Officer	Senior Associate
(858) 997-0680 / jcwang@kywmall.com	(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd.	Page 6
December 22, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Revenues
Commercial vehicles	$159,795	$159,542	$533,430	$373,216
Finance	14,572	10,576	41,234	31,356
Insurance	3,730	6,029	13,669	15,034
Property lease and management	1,575	242	2,977	242
Total revenues	179,672	176,389	591,310	419,848

Cost of sales
Commercial vehicles	14,010	2,797	32,096	7,254
Commercial vehicles, related parties	143,189	153,190	489,825	358,146
Insurance	433	985	1,702	2,663
Property lease and management	674	806	1,919	806
Total cost of sales	158,306	157,778	525,542	368,869

Gross profit	21,366	18,611	65,768	50,979

Operating (income) expenses
Selling and marketing	2,599	2,559	8,026	7,380
General and administrative	11,227	12,453	35,833	35,697
Litigation expense	—	—	4,350	—
Interest expense	3,034	1,771	8,830	5,220
Interest expense, related parties	3,505	614	8,154	991
Other income, net	(3,429)	(3,294)	(8,376)	(9,934)
Total operating expenses	16,936	14,103	56,817	39,354

Income from operations	4,430	4,508	8,951	11,625

Other income
Interest income	55	148	127	375
Other income	55	148	127	375

Income before income taxes	4,485	4,656	9,078	12,000

Income tax provision	1,508	1,392	4,301	3,963

Net income	2,977	3,264	4,777	8,037

Foreign currency translation adjustment	14	1,400	(2,656)	6,410

Comprehensive income	$2,991	$4,664	$2,121	$14,447

Earnings per share
Basic	$0.13	$0.14	$0.20	$0.34
Diluted	$0.13	$0.14	$0.20	$0.34

Weighted average shares outstanding
Basic	23,549,644	23,542,468	23,548,933	23,540,106
Diluted	23,703,997	23,560,402	23,787,245	23,740,298

AutoChina International Ltd.	Page 7
December 22, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	September 30,	December 31,
	2014	2013
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$20,693	$31,370
Restricted cash	1,226	1,244
Accounts receivable, net of provision for doubtful debts of $27,262 and $20,891 as of September 30, 2014 and December 31, 2013, respectively	27,456	27,931
Inventories	3,806	5,319
Prepaid expenses and other current assets	5,143	5,261
Prepaid expenses, related parties	399	—
Other financing receivables, net of provision for doubtful debts of $337 and nil as of September 30, 2014 and December 31, 2013, respectively	21,140	—
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for doubtful debts of $71 and $389 as of September 30, 2014 and December 31, 2013, respectively	314,715	261,684
Short-term net investment in sales-type leases, net of provision for doubtful debts of $531 and nil as of September 30, 2014 and December 31, 2013, respectively	34,029	—
Deferred income tax assets	7,903	5,515
Total current assets	436,510	338,324

Noncurrent assets
Property, equipment and leasehold improvements, net	79,398	82,254
Deferred income tax assets	5,445	4,126
Long-term net investment in direct financing and sales-type leases, net of current maturities	85,120	128,415

Total assets	$606,473	$553,119

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $130,028 and $124,654 as of September 30, 2014 and December 31, 2013, respectively)	$146,282	$160,737
Long-term borrowings, current portion (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of nil and nil as of September 30, 2014 and December 31, 2013, respectively)	2,438	—
Long-term payables, current portion (including long-term payables, current of the consolidated VIEs without recourse to AutoChina of nil and nil as of September 30, 2014 and December 31, 2013, respectively)	1,261	1,436
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $270 and $93 as of September 30, 2014 and December 31, 2013, respectively)	4,207	10,130
Accounts payable, related parties (including accounts payable of the consolidated VIEs without recourse to AutoChina of $131,548 and $44,044 as of September 30, 2014 and December 31, 2013, respectively)	132,764	57,586
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $12,704 and $10,323 as of September 30, 2014 and December 31, 2013, respectively)	16,924	17,146
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $689 and $86 as of September 30, 2014 and December 31, 2013, respectively)	13,511	38,143
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $333 and $319 as of September 30, 2014 and December 31, 2013, respectively)	3,876	1,680
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,212 and $2,761 as of September 30, 2014 and December 31, 2013, respectively)	3,617	3,599

AutoChina International Ltd.	Page 8
December 22, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	September 30,	December 31,
	2014	2013
	(unaudited)

Total current liabilities	324,880	290,457

Noncurrent liabilities
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to AutoChina of nil and nil as of September 30, 2014 and December 31, 2013, respectively)	14,628	—
Long-term payables (including long-term payables of the consolidated VIEs without recourse to AutoChina of $10,892 and $8,955 as of September 30, 2014 and December 31, 2013, respectively)	10,892	9,857

Total liabilities	350,400	300,314

Commitments and Contingencies	—	—

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,549,644 shares at September 30, 2014; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,545,939 shares at December 31, 2013, respectively	24	24
Additional paid-in capital	328,778	327,631
Statutory reserves	22,947	22,947
Accumulated losses	(124,832)	(129,609)
Accumulated other comprehensive income	29,156	31,812
Total shareholders’ equity	256,073	252,805

Total liabilities and shareholders’ equity	$606,473	$553,119

AutoChina International Ltd.	Page 9
December 22, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2014	2013

Net cash used in operating activities	$(57,947)	$(41,994)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(6,645)	(8,755)

Net cash used in investing activities	(6,645)	(8,755)

Cash flow from financing activities:
Proceeds from borrowings	186,944	121,546
Repayments of borrowings	(183,853)	(111,572)
Proceeds from affiliates for debt	51,464	7,682
Repayment to affiliates	(75,777)	(32,620)
Increase in accounts payable, related parties	489,825	358,146
Repayment to related parties	(414,050)	(360,035)

Net cash provided by (used in) financing activities	54,553	(16,853)

Net cash used in operating, investing and financing activities	(10,039)	(67,602)

Effect of foreign currency translation on cash and cash equivalents	(638)	1,354

Net decrease in cash and cash equivalents	(10,677)	(66,248)

Cash and cash equivalents, beginning of the period	31,370	75,777

Cash and cash equivalents, end of the period	$20,693	$9,529

Supplemental disclosure of cash flow information:
Interest paid	$11,419	$6,399
Income taxes paid	$7,990	$11,332

AutoChina International Ltd.	Page 10
December 22, 2014

Non-GAAP Financial Measures ($ in thousands)

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Net income attributable to shareholders	$2,977	$3,264	$4,777	$8,037

Interest expenses	6,539	2,385	16,984	6,211

Interest income	(55)	(148)	(127)	(375)

Income tax provision	1,508	1,392	4,301	3,963

Stock-based compensation	276	695	1,147	2,636

Depreciation & Amortization	966	1,385	2,932	2,727

Litigation expense	-	-	4,350	-

Adjusted EBITDA	$12,211	$8,973	$34,364	$23,199

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense (income), income taxes, depreciation and amortization, as well as the exclusion of stock-based compensation and one-time litigation expenses. Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations associated therewith. For example, Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter. The table above has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.